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                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
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NAME OF DIRECTOR:                                  Ho Ching

DATE OF NOTICE TO COMPANY:                         25/04/2001

DATE OF CHANGE OF INTEREST:                        24/04/2001

NAME OF REGISTERED HOLDER:                         CDP : Ho Ching

CIRCUMSTANCE GIVING RISE TO THE CHANGE:            Others
PLEASE SPECIFY DETAILS:                            Donation of shares to charity

SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                       60,000
% OF ISSUED SHARE CAPITAL:                         0.0043

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING        N.A.
BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

NO. OF SHARES HELD BEFORE CHANGE:                  60,000
% OF ISSUED SHARE CAPITAL:                         0.0043

NO. OF SHARES HELD AFTER CHANGE:                   0
% OF ISSUED SHARE CAPITAL:                         0

     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                        DEEMED       DIRECT
                                                        ------       ------
NO. OF SHARES HELD BEFORE CHANGE:                            0       60,000
% OF ISSUED SHARE CAPITAL:                                   0       0.0043

NO. OF SHARES HELD AFTER CHANGE:                             0            0
% OF ISSUED SHARE CAPITAL:                                   0            0

TOTAL SHARES:                                                0            0

     Based on 1,380,438,200 ordinary shares of S$0.26 each in the capital of Chartered Semiconductor Manufacturing Ltd as at 24 April 2001.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 25/04/2001 to the SGX